UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of November 2004

Commission File Number: 000-32115

ENTERRA ENERGY TRUST
(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_____ No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 9, 2004, Enterra Energy Trust issued the press release attached hereto as Exhibit 99.1.

Exhibit No.         Description

99.1                  Press release dated November 9, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By: /s/ Luc Chartrand
Luc Chartrand
President and Chief Executive Officer
Date: November 9, 2004

EXHIBIT INDEX

Exhibit No. Description

99.1 Press release dated November 9, 2004